Exhibit 99.1

Jiayuan Announces First Quarter 2013 Financial Results

BEIJING, June 5, 2013 /PRNewswire-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights[1]

•                  Net revenues for the first quarter 2013 were RMB111.5 million (US$18.0 million), a year-over-year increase of 27.6%.

•                  Operating income for the first quarter 2013 was RMB9.4 million (US$1.5 million), with an increase of 139.1% compared to operating income of RMB3.9 million for the corresponding quarter of 2012. The increase in operating income was a result of strong growth in Jiayuan’s online services. Excluding share-based compensation, non-GAAP[2] operating income for the first quarter 2013 was RMB13.5 million (US$2.2 million), compared to non-GAAP operating income of RMB7.8 million for the corresponding quarter of 2012, representing a year-over-year increase of 73.4%.

•                  Net income for the first quarter 2013 was RMB7.9 million (US$1.3 million), up 51.8% compared to net income of RMB5.2 million for the corresponding quarter of 2012. Excluding share-based compensation, non-GAAP net income for the first quarter of 2013 was RMB12.1 million (US$2.0 million), up 32.8% compared to RMB9.1 million for the corresponding quarter of 2012.

“Jiayuan’s total revenue increased 27.6% in the first quarter of 2013 compared with the same period last year,” said Mr. Linguang Wu, CEO of Jiayuan. “By enabling users to access our services while travelling, the popularity of Jiayuan’s mobile products helped to mitigate the  seasonality associated with the late Chinese New Year holiday, even as it coincided this year with Valentine’s Day, traditionally our peak period of user activity.”

Mr. Wu added, “We are very excited to be celebrating our 10th anniversary this year with the launch of Jiayuan’s new logo and mascot, reaffirming our commitment to quality and innovation in helping marriage-minded singles in China find love.”

“Building on our industry leadership through sustained investment in new product development and R&D is at the core of Jiayuan’s long-term growth strategy, and we remain encouraged with our progress on this front,” said Mr. Shang Koo, CFO of Jiayuan. “Recently we completed our move to Jiayuan’s new company-owned office space which provides comfortable and cost-effective space for our growing team.”

Mr. Koo noted that on May 16th the Company announced a special dividend and an annual dividend policy, in line with Jiayuan’s commitment to delivering shareholder value.

First Quarter 2013 Operational Results

The number of average monthly active user accounts[3] for the first quarter 2013 was 5,188,638, compared to 5,434,692 for the corresponding period of 2012 and 5,123,265 for the previous quarter.

The number of average monthly paying user accounts[4] for the first quarter 2013 was 1,279,063, compared to 1,171,031 for the corresponding period of 2012 and 1,233,466 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the first quarter 2013 was RMB26.1, compared to RMB22.0 for the corresponding period in 2012 and RMB26.5 for the previous quarter.

First Quarter 2013 Financial Results

Jiayuan reported net revenues of RMB111.5 million (US$18.0 million) for the first quarter of 2013, representing a year-over-year increase of 27.6% from RMB87.4 million and a slight increase from RMB110.5 million in the previous quarter. This was primarily due to strong growth in online services, despite a weaker-than-usual rebound in user activities as a result of the Chinese New Year falling later in the calendar year and its overlap with Valentine’s Day, a traditionally strong dating period.

•                  Online services contributed RMB100.2 million (US$16.1 million), or 89.8% of net revenues for the first quarter of 2013, representing a year-over-year increase of 29.6% from RMB77.3 million, and a slight increase from RMB98.1 million for the previous quarter. The year-over-year increase was mainly attributable to the increase in paying user accounts and ARPU. The sequential increase was due to the increase in paying user accounts, partially offset by the decrease in ARPU.

•                  Events and VIP services contributed RMB11.3 million (US$1.8 million), or 10.2% of net revenues for the first quarter of 2013, representing a year-over-year increase of 11.9% from RMB10.1 million, which is in line with the increase of VIP clients served, and a quarter-over-quarter decrease of 9.0% from RMB12.4 million for the previous quarter due to a decline in the number of events held.

Cost of revenues for the first quarter of 2013 was RMB37.9 million (US$6.1 million), representing a year-over-year increase of 22.0% from RMB31.1 million, and a slight decrease from RMB38.2 million for the previous quarter. The yearly increase was in line with the growth of online services. The slight sequential decline was a result of fewer number of events held during the period.

Gross profit for the first quarter of 2013 was RMB73.6 million (US$11.8 million), representing a year-over-year increase of 30.7% from RMB56.3 million, and a slight increase compared to RMB72.3 million for the previous quarter.

Selling and marketing expenses were RMB44.1 million (US$7.1 million) for the first quarter of 2013, representing a year-over-year increase of 24.7% from RMB35.4 million, and a quarter-over-quarter increase of 8.3% from RMB40.7 million. The year-over-year increase was primarily due to increased advertising prices.

General and administrative expenses were RMB14.8 million (US$2.4 million) for the first quarter of 2013, representing a year-over-year increase of 14.4% from RMB12.9 million. There was a sequential increase of 6.0% from RMB13.9 million for the fourth quarter of 2012 primarily due to increased headcount and an annual salary adjustment which became effective in January.

Research and development expenses were RMB5.3 million (US$856,000) for the first quarter of 2013, representing a year-over-year increase of 29.8% from RMB4.1 million, and a quarter-over-quarter increase of 7.1% from RMB5.0 million. The sequential increase was due to an increase in the number of research and development personnel in line with Jiayuan’s segmentation strategy.

Operating income for the first quarter of 2013 was RMB9.4 million (US$1.5 million), an increase of 139.1% compared to operating income of RMB3.9 million for the corresponding quarter of 2012, and a decrease of 26.1% from RMB12.7 million in the previous quarter. The year-over-year increase was due to strong growth in Jiayuan’s online business. The sequential decrease was primarily due to the increase of operating expenses associated with a post-Chinese New Year advertising campaign. Excluding share-based compensation expenses, non-GAAP operating income for the first quarter of 2013 was RMB13.5 million (US$2.2 million), compared to non-GAAP operating income of RMB7.8 million for the corresponding quarter of 2012, and non-GAAP operating income of RMB17.4 million for the previous quarter.

Foreign currency exchange net gain for the first quarter of 2013 was RMB135,000 (US$22,000), compared to foreign currency exchange net gain of RMB61,000 for the corresponding quarter of 2012 and a foreign currency exchange net gain of RMB745,000 for the previous quarter. The foreign currency exchange net gain for the first quarter of 2013 was mainly attributable to RMB appreciation against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO was converted into RMB and is being held by its overseas entities whose functional currency is the U.S. dollar.

Net income for the first quarter of 2013 was RMB7.9 million (US$1.3 million), compared to net income of RMB5.2 million for the corresponding quarter of 2012, and net income of RMB17.2 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income for the first quarter of 2013 was RMB12.1 million (US$2.0 million), compared to RMB9.1 million for the corresponding quarter of 2012, and RMB22.0 million for the previous quarter.

Basic and diluted net income per ADS[5] for the first quarter of 2013 were RMB0.27 (US$0.04) and RMB0.26 (US$0.04), respectively, compared to basic and diluted net income per ADS of RMB0.17 and RMB0.16 for the corresponding quarter of 2012, and basic and diluted net income per ADS of RMB0.57 and RMB0.56, respectively, for the fourth quarter of 2012.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the first quarter of 2013 were RMB0.41 (US$0.07) and RMB0.40 (US$0.06), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.29 and RMB0.28 for the corresponding quarter of 2012 and non-GAAP basic and diluted net income per ADS of RMB0.73 and RMB0.71, respectively, for the fourth quarter of 2012.

As of March 31, 2013, Jiayuan had cash and cash equivalents and short-term deposits of RMB542.8 million (US$87.4 million). Cash flows from operating activities for the first quarter of 2013 were RMB64.0 million (US$10.3 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the first quarter of 2013 was 30.6 million. As of March 31, 2013, the Company had 32.1 million ADSs outstanding, including 0.2 million ADSs issued to the depository for future exercise of options.

Second Quarter 2013 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB118 million to RMB120 million for the second quarter of 2013. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, June 5, 2013, at 8:00 p.m. U.S. Eastern Time (8:00 a.m. June 6, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

• United States:	+1-646-2543-515
• United States (Toll-free):	+1-855-5008-701
• Hong Kong:	+852-3051-2745
• China:	400-1200-654
• International / All other regions:	+65-6723-9385
Passcode: 75544693

A replay of the conference call may be accessed by phone at the following number until June 12, 2013:

• International:	+61-2-8199-0299
Passcode: 75544693

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2012, according to iResearch. Jiayuan recorded an average of 5.2 million monthly active user accounts in the first quarter of 2013. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

[1] This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended March 31, 2013, were made at an exchange rate of RMB6.2108 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on March 29, 2013. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

[2] Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Comprehensive Income.”

[3] Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the first quarter of 2013, average monthly active user accounts include active user accounts from izhenxin.com and juedui100.com.

[4] In the first quarter of 2013, average monthly paying user accounts include paying user accounts from izhenxin.com and juedui100.com.

[5] Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

For investor and media inquiries, please contact:

Beijing

Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6113-6313
ir@jiayuan.com

Yue Yu
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	March 31,	December 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	186,999	257,709	397,195	63,952
Short-term deposits	413,106	233,025	145,594	23,442
Term deposits, current portion	—	10,000	10,000	1,610
Available-for-sale securities	—	5,047	5,088	819
Accounts receivable, net	15,413	40,102	26,420	4,254
Deferred tax assets	2,666	2,571	3,618	583
Prepaid expenses and other current assets	15,404	44,583	20,521	3,304
Total current assets	633,588	593,037	608,436	97,964
Non-current assets:
Term deposits	10,000	—	—	—
Prepayments for property and equipment	—	74,240	—	—
Property and equipment, net	28,249	22,431	99,109	15,958
Intangible assets, net	—	4,569	4,447	716
Goodwill	—	789	789	127
Total assets	671,837	695,066	712,781	114,765

LIABILITIES
Current liabilities:
Deferred revenue, current portion	86,452	109,772	111,430	17,941
Accounts payable	2,203	1,166	164	26
Accrued expenses and other current liabilities	25,764	23,458	29, 216	4,704
Income tax payable	13,605	12,483	16,529	2,661
Total current liabilities	128,024	146,879	157,339	25,332
Non-current liabilities:
Deferred revenue, non-current portion	1,234	801	1,394	224
Deferred tax liabilities	—	—	763	123
Total liabilities	129,258	147,680	159,496	25,679

SHAREHOLDERS’ EQUITY
Ordinary shares	341	343	343	55
Additional paid-in capital	528,239	536,173	540,741	87,065
Less: Treasury shares	(1,518)	(58,003)	(63,776)	(10,269)
Statutory reserves	5,792	9,502	9,502	1,530
Retained earnings	13,184	63,183	71,119	11,453
Accumulated other comprehensive loss	(3,459)	(3,812)	(4,644)	(748)
Total shareholders’ equity	542,579	547,386	553,285	89,086

Total liabilities and shareholders’ equity	671,837	695,066	712,781	114,765

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	March 31, 2012	Dec 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
Net revenues	87,409	110,529	111,509	17,954
Cost of revenues	(31,101)	(38,235)	(37,939)	(6,108)
Gross profit	56,308	72,294	73,570	11,846
Operating expenses:
Selling and marketing expenses	(35,386)	(40,721)	(44,120)	(7,104)
General and administrative expenses	(12,912)	(13,938)	(14,777)	(2,379)
Research and development expenses	(4,095)	(4,963)	(5,314)	(856)
Total operating expenses	(52,393)	(59,622)	(64,211)	(10,339)
Operating income	3,915	12,672	9,359	1, 507
Interest income, net	3,300	2,953	2,260	364
Foreign currency exchange gain, net	61	745	135	22
Other income/(expenses), net	1,637	2,230	(322)	(52)
Income before income tax	8,913	18,600	11,432	1,841
Income tax expenses	(3,685)	(1,363)	(3,496)	(563)
Net income	5,228	17,237	7,936	1,278
Net income per ADS — Basic	0.17	0.57	0.27	0.04
Net income per ADS — Diluted	0.16	0.56	0.26	0.04
ADSs used in computing basic net income per ADS	31,443,735	30,070,191	29,887,038	29,887,038
ADSs used in computing diluted net income per ADS	32,871,703	30,777,619	30,599,249	30,599,249

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended March 31, 2012			Three Months Ended December 31, 2012			Three Months Ended March 31, 2013
	GAAP	Non-GAAP Adjustments (a)	Non-GAAP	GAAP	Non-GAAP Adjustments (a)	Non-GAAP	GAAP	Non-GAAP Adjustments (a)	Non-GAAP
Operating income	3,915	3,892	7,807	12,672	4,724	17,396	9,359	4,178	13,537
Net income	5,228	3,892	9,120	17,237	4,724	21,961	7,936	4,178	12,114
Basic net income per ADS	0.17		0.29	0.57		0.73	0.27		0.41
Diluted net income per ADS	0.16		0.28	0.56		0.71	0.26		0.40
ADSs used in computing basic net income per ADS	31,443,735		31,443,735	30,070,191		30,070,191	29,887,038		29,887,038
ADSs used in computing diluted net income per ADS	32,871,703		32,871,703	30,777,619		30,777,619	30,599,249		30,599,249

Note:

(a) To adjust for share-based compensation expense.